NO ACT





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



February 18, 2011

Beverly L. O'Toole
Managing Director
Associate General Counsel
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-18-2011

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2011

Dear Ms. O'Toole:

This is in response to your letter dated January 11, 2011 concerning the shareholder proposal submitted to Goldman Sachs by Domini Social Investments. We also have received a letter from the proponent dated January 31, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Adam Kanzer
General Counsel
Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939

February 18, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2011

The proposal requests that Goldman Sachs provide a report on expenditures made with corporate funds to trade associations and other tax-exempt entities that are used for political purposes.

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



The Way You Invest Matters®

January 31, 2011

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Via email to shareholderproposals@sec.gov

Re: Shareholder proposal submitted to Goldman Sachs Group, Inc. by Domini Social Investments

Ladies and Gentlemen:

We are writing on behalf of Domini Social Investments ("the Proponent") in response to a letter by Beverly L. O'Toole, submitted on behalf of Goldman Sachs Group, Inc. ("the Company") dated January 11, 2011, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("the No-Action Request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials pursuant to Rule 14a-8(i)(3).

For the reasons set forth below, we do not believe the Company has carried its burden of proof pursuant to Rule 14a-8(g), and therefore respectfully request that the Company's request for no-action relief be denied.

The Proposal's resolved clause reads as follows:

Resolved, that the shareholders of Goldman Sachs ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. *Policies and procedures for expenditures made with corporate funds to trade associations and other tax-exempt entities that are used for political purposes ("indirect" political contributions or expenditures).*

2. *Indirect monetary and non-monetary expenditures used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof,*



with respect to elections or referenda.

The report shall include:

a. *An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and*

b. *The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.*

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

The Company argues that the Proposal is impermissibly vague and indefinite because it "uses broad terms, such as 'expenditures' and 'attempt to influence the general public, or segment, thereof,' without defining them or providing any guidance as to their interpretation." It further argues that the terms in Item 2 of the Proposal are "vague and susceptible to multiple interpretations" because they have been "severed from any statutory and regulatory context that would give them meaning."

In Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"), Staff clarified its approach to no-action requests pursuant to Rule 14a-8(i)(3). In that bulletin, Staff is clear that a company must do more than simply assert that a proposal is merely "vague or indefinite." Staff will permit companies to exclude proposals where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result."

There are several elements to this standard that are worth noting: First, the company and its stockholders need not be able to determine with absolute certainty what a proposal requires – "reasonable certainty" is the standard. Second, the proposal must be so inherently vague and indefinite that "neither" the stockholders nor the company would be able to understand what "actions or measures the proposal requires." This standard does not mean that both the company and shareholders need to have all information necessary to implement the proposal. Finally, the bulletin elaborates on the Company's burden of proof under 14a-8(g), noting that Staff will exclude proposals on this basis "only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading." (emphasis in original).

The Company cannot carry this burden of proof merely by asserting that a descriptive term is "broad" or subject to multiple interpretations—many plain English terms meet that description.



To carry its burden of proof, the Company would need to identify at least two interpretations of each phrase in question, rather than simply assert it is subject to 'multiple' interpretations, and to explain how these differing interpretations would present *materially* different results, as Verizon did in *Verizon Communications, Inc.* (Feb. 21, 2008), discussed below. Instead, the Company merely asserts that the terms are broad, while ignoring the descriptive explanation provided.

The Company's argument that the Proposal is impermissibly vague and indefinite because it is "decoupled" from the relevant legal and regulatory authorities similarly fails to satisfy the standard described in SLB 14B. The Company must demonstrate that failure to tie these terms to appropriate statutes is "materially" false or misleading, and that there is "a substantial likelihood that a reasonable shareholder would consider [the omission] important in deciding how to vote." *TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976).*

I. The terms the Company cites are clear on their face and do not require further definition.

The only specific terms cited by the Company as "vague and susceptible to multiple interpretations" are "expenditures" and "attempt to influence the general public, or segments, thereof." The Company has provided no reason why any of these terms—or any other terms in the Proposal—cannot be commonly understood. If the terms used are subject to multiple and materially divergent interpretations, the burden rests with the Company to detail these possible interpretations, and to explain why the divergence is material.

It is difficult to imagine that Goldman Sachs is unclear as to the meaning of the word "expenditures." The Proposal uses no technical terms of art. The word means "an amount spent." (*Webster's II New Riverside dictionary*). Similarly, Goldman defines a "segment" of the general public as "any demographic – from location to religion to race." This is correct. The term carries its common meaning, and in this context refers to communications targeted to a portion of the general public. Political advertising is generally targeted to "segments" of the general public, such as "women over the age of 45", or "college-educated voters in Ohio." There is no reason for any shareholder to look beyond the Proposal to understand what this means. The phrase "general public, or segments thereof" is included in the sentence to ensure that all such communications are covered – those addressed to the general public as well as those that are targeted to specific groups. No further interpretation or analysis is necessary to understand the phrase. In *TimeWarner, Inc.* (Feb. 11, 2004), Staff did not agree that a proposal on corporate political activity that used purportedly vague terms such as "corporate resources" and "political purposes" could be excluded as vague or indefinite.

Should anyone require any further explanation of the language in the Resolved clause, the Supporting Statement provides a list of specific activities addressed by the Proposal: "These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate." The Company makes no reference to the Supporting Statement in its entire no-action request. In SLB 14B, Staff states that the basis for Company's



request for exclusion "may be appropriate where the proposal and the supporting statement, when read together, have the same result." Clearly, the supporting statement is relevant in determining whether this basis for exclusion applies. The Company is therefore incorrect that terms are presented "without defining them or providing any guidance as to their interpretation," and has clearly not met its burden of proof as it has not presented any challenge to the terms used in this explanation.

II. The Proposal's lack of statutory citations does not render it vague or indefinite

The Company's second argument is that the Proposal is vague and indefinite because it is "decoupled" from its legal and regulatory context and related guidance. The Company provides no support for the argument that a proposal must cite statutory references when it addresses information that may also be defined in an external body of law, and Proponent is aware of none.

The Company speculates that Item 2 of the Proposal may be drawn from Section 162(e)(1)(B) of the Internal Revenue Code, and that this language "does not provide a basis for understanding the scope of the Proposal when such language is completely decoupled from the statutory and regulatory context and related guidance." The Company notes that the IRS has provided extensive guidance regarding political expenditures. The Company, then, is not arguing that the language of the Proposal is inherently vague or indefinite – the referenced language immediately directed the Company to a relevant provision of the Internal Revenue Code without much confusion – the Company appears to be arguing that the language is *per se* vague and indefinite because it omits relevant citations (It is not clear what is meant by "completely decoupled," or how this defect could be remedied without incorporating the text of the relevant statute, and its associated guidance, into the Proposal). The Company does not assess whether or not the text of the Proposal accurately reflects the relevant legal authorities, it merely asserts that these authorities are complex and implies that the Proposal's defects cannot be remedied due to the complexity of the tax code. Staff has permitted proposals to be excluded as impermissibly vague and indefinite where key terms are defined solely by reference to an external standard, *JPMorgan Chase & Co.* (Mar. 5, 2010, *recon. denied* Mar. 26, 2010), and *AT&T Inc.* (Feb. 16, 2010, *recon. denied* Mar. 2, 2010), or when such terms are summarized, but in a materially misleading manner. See, e.g., *Bank of America* (Feb. 2, 2009), *Citigroup* (Feb. 5, 2009) and *PG&E Corporation* (Mar. 5, 2009). These precedents, however, are not applicable here, and Company cites no authority for the novel argument it presents.

The area of corporate political activity is addressed by numerous statutes at both the federal and state level, including the Internal Revenue Code, and more than 100 years of case law. Here the Company presents no specific arguments as to why any term in the Proposal is vague, or subject to multiple interpretations, except that it relates to a complex body of law. This is certainly not unique to the Proposal. Numerous subject areas regularly addressed in shareholder proposals incorporate—explicitly or implicitly—statutory or regulatory concepts, including executive compensation, pension benefits, human rights, climate change, etc. It cannot be the case that a proposal is false and misleading if it does not adequately address all ambiguities and nuances of



the body of law that defines the subject area, or fails to cite each and every relevant legal authority.

The standard set forth in SLB 14B clearly states that companies and shareholders should be able to understand, "with reasonable certainty exactly what actions or measures the proposal requires" (SLB 14B). The neither/nor phrasing in the bulletin makes it quite clear that a certain parity of understanding is required between the company and its shareholders. Because the Company and its shareholders will never be equally capable of *implementing* the proposal based solely on its terms, it follows that the standard described in SLB 14B refers to the scope and basic definition of the type of information requested. No shareholder is in a position to implement a shareholder proposal. A company will almost always need to consult multiple sources, both available and unavailable to shareholders, to compile a report requested by a shareholder proposal. To understand with reasonable certainty what is being requested, and to make a voting decision on the proposal, one need not have that level of detail, or any familiarity with the Internal Revenue Code. Any shareholder reading the Proposal would have a very clear idea of the *categories* of information to be disclosed, as the Proposal uses no technical terms of art, and further enumerates the categories of information requested in the supporting statement in plain English. This list includes all significant activities covered by the Proposal. Again, the Company does not even reference this list in its letter.

The Company's argument that the Proposal is vague and indefinite because it is "decoupled" from its relevant statutory/legal context has potentially broad implications. For example:

- It would be impossible to request a "human rights report" if the proposal were required to synthesize—or cite—the hundreds of treaties, statutes, treatises and legal decisions relating to the interpretation and definition of human rights.
- Shareholder proposals relating to the ILO conventions could be argued to implicitly reference thousands of administrative decisions interpreting, for example, the conventions protecting the right to form unions and bargain collectively.
- Presumably, the phrase "freedom of speech" may appear in a proposal without the need to synthesize the text of the First Amendment and all related case-law, and the full text of the Universal Declaration of Human Rights.
- Proposals relating to executive severance agreements have tended to require shareholder approval when the amount payable exceeds 2.99 x base salary + bonus. That triggering amount comes from the IRS regulations defining excessive parachute payments. This statutory source is generally not referenced in these proposals.

The Company's arguments suggest that all such proposals should be considered vague and indefinite, because they are "decoupled" from the complex body of law that would help to define their key terms. This would be dramatically inconsistent with Staff's approach to these types of proposals. See, e.g., *TimeWarner, Inc.* (Feb. 11, 2004), cited above (proposal seeking a political contribution and participation report survives challenge under Rule 14a-8(i)(3), and did not cite any statutory provisions).



It is not possible to delineate each and every aspect of a statute such as the Internal Revenue Code in a shareholder proposal. In the Company's view, however, it should not be permissible to include terms that are similar to terms found in the statute, without providing full citations to relevant statutes and associated guidance. In addition, it is unclear if even these citations would satisfy the Company's objection, as the Company does not identify what is missing from the Proposal that would lend it sufficient clarity, and certainly does not present any argument why any such omissions would meet the Commission's standard of materiality.

III. The no-action letters cited by the Company address proposals that are clearly distinguishable from the Proposal.

The no-action letters cited by the Company are inapposite. In *PetSmart, Inc.* (Apr. 12, 2010), Staff agreed that reference to "the law" in the proposal's resolved clause, without any further guidance or definition, was inherently vague and indefinite. The Company successfully argued that although the proposal's supporting statement referenced instances of animal abuse, the phrase "violations of the law" is significantly broader, and could result in the company taking actions significantly different than shareholders' expectations. The proponents did not address this argument in their reply. Had the proposal referenced "laws regarding the proper treatment of animals," perhaps Staff would not have granted the no-action letter.

The Domini Proposal, by contrast, is very clearly about corporate political activity, defines in plain English the type of activities requested, and then expands upon this request with a list of specific activities in the Supporting Statement. While *PetSmart* refers to a wholly undefined external standard, namely, 'the law', the Domini proposal is easily understood on its face. There is simply no similarity between the Proposal and the proposal in *PetSmart*.

In *Verizon Communications, Inc.* (Feb. 21, 2008), the Company successfully argued that the proposal, which proposed a complex formula to govern future incentive awards to senior executives, contained several vague and indefinite terms. For example, the term "industry peer group" was not defined, nor was the time period to be used. The Company presented a chart reflecting calculations of incentive awards based on various possible assumptions under the formula presented in the proposal to demonstrate the materiality of the proposal's defects. In response, the proponents requested permission to amend the proposal, to insert, *inter alia*, the phrase "and dividing by half." The *proponents* argued that the proposal could not be effected without these changes: "In the absence of either of the potential additions the formula that is set forth ... is both unworkable and inconsistent with the substance of the Proposal .... The formula is simply incapable of performing its intended function" and acknowledged the accuracy of the company's calculations. Verizon very clearly carried its burden of proof in that case, arguing extensively why the specific phrases in question were vague and indefinite, and how this fundamental vagueness would influence the requested calculations, and the proponents agreed.

The proposal in Verizon is also easily distinguishable from the Domini Proposal. What is even more clear, however, is the stark difference between Verizon's arguments, and Goldman Sachs'.



Where Verizon provided a complete, detailed explanation of the material consequences of the vague and inconsistent terms of the proposal, Goldman Sachs merely asserts that certain terms are "broad" and undefined. And in doing so, the Company completely ignores the Supporting Statement. The Company does not attempt to describe the consequences of varying interpretations of any phrases in the Proposal, as Verizon did, nor does it even suggest what these different interpretations may be. Similarly, in *Prudential Financial, Inc.* (Feb. 16, 2007), Staff permitted the exclusion of an executive compensation proposal that failed to adequately define key terms, such as "management controlled programs", and the company clearly elaborated two distinctly different possible interpretations based on the language of the proposal.

The Company also cites *JPMorgan Chase & Co.* (Mar. 5, 2010, *recon. denied* Mar. 26, 2010), and *AT&T Inc.* (Feb. 16, 2010, *recon. denied* Mar. 2, 2010). Both of these letters referenced proposals filed by the Proponent, and are entirely inapposite. In these proposals, the term "grassroots lobbying" was used, and defined entirely by reference to the relevant statutory provision.[1] Although we disagree with Staff's determination in those cases, we do understand that a shareholder that was unfamiliar with the term might need to consult the statute to understand it. By contrast, the term "grassroots lobbying" does not appear in this year's Proposal, nor does the statutory reference.

IV. Conclusion

For all of the reasons cited above, we respectfully request that the Company's request be denied, and that the Company be directed to include the Proposal in its proxy materials. If you require any further information, I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,

Adam Kanzer
General Counsel

Encl.

cc:

Beverly L. O'Toole, Managing Director and Associate General Counsel, Goldman Sachs Group, Inc., via email: beverly.otoole@gs.com

[1]The proposal filed in *Chase* and *AT&T* contained the following phrase: "Payments (both direct and indirect) used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2."

EXHIBIT A

Political Contributions Report

Resolved, that the shareholders of Goldman Sachs ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for expenditures made with corporate funds to trade associations and other tax-exempt entities that are used for political purposes ("indirect" political contributions or expenditures).

2. Indirect monetary and non-monetary expenditures used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda.

   The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Supporting Statement: As long-term shareholders of Goldman Sachs, we support transparency and accountability in corporate political spending. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of the company and its shareholders, and may pose risks to both.

Goldman Sachs adopted a policy prohibiting the use of corporate funds for political contributions and electioneering communications. Indirect political spending, however, presents the same risks that led Goldman Sachs to adopt policies prohibiting direct political spending. In fact, these risks may be greater, because the company exercises no control over how these organizations spend its money.

Without disclosure, trade associations and other tax exempt entities often engage in political activities without the knowledge of their corporate funders, and without any oversight. They are free to use corporate funds as they see fit, and potentially at odds with their corporate funders' policies, practices and interests. The proposal therefore asks the Company to disclose all of its payments to trade associations and other tax exempt organizations used for political purposes. More than half of the S&P 100 has committed to adopting the model of political transparency and accountability we are seeking, including Microsoft, American Express and Merck.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical corporate governance reform.

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

January 11, 2011

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of Domini Social Investments

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (together, the "2011 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Domini Social Investments (the "Proponent"). The full text of the Proposal and all correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2011 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2011 Proxy Materials.

This letter, including the exhibit hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the

Proponent as notification of the Company's intention to omit the Proposal from the 2011 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"Resolved, that the shareholders of Goldman Sachs ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. *Policies and procedures for expenditures made with corporate funds to trade associations and other tax-exempt entities that are used for political purposes ("indirect" political contributions or expenditures).*

2. *Indirect monetary and non-monetary expenditures used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda.*

The report shall include:

a. *An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and*

b. *The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure."*

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(3) as vague and indefinite and thus materially false and misleading in violation of Rule 14a-9 because the Proposal uses broad terms, such as "expenditures" and "attempt to influence the general public, or segment, thereof," without defining them or providing any guidance as to their interpretation. Thus, neither the Company nor its shareholders would know how to apply and interpret these broad terms.

Staff guidance provides that a proposal violates Rule 14a-8(i)(3) when it is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). Under this standard, the Staff has permitted exclusion of shareholder proposals that failed to define key terms or otherwise failed to provide guidance on how the proposal would be implemented. *See, e.g., PetSmart, Inc.* (Apr. 12, 2010) (proposal requesting that the board require that the company's suppliers bar the purchase of animals for sale from distributors that have violated "the law" is excludable as vague and indefinite because "the proposal does not sufficiently explain the meaning of 'the law' and . . . , as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Verizon Communications, Inc.* (Feb. 21, 2008) (proposal requesting that the board adopt a policy that future incentive awards for senior executives incorporate criteria specified in the proposal is excludable as vague and indefinite because the proposal did not define key terms or provide guidance on implementation); *Prudential Financial, Inc.* (Feb. 16, 2007) (proposal urging the board to seek shareholder approval for certain senior management incentive compensation programs is excludable as vague and indefinite because it failed to define critical terms and was subject to differing interpretations).

The Proposal in this case is similarly vague and susceptible to multiple interpretations, particularly because the general terms used in Item 2 of the Proposal have been severed from any statutory and regulatory context that would give them meaning. The Proposal requests disclosure of the company's "expenditures used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda."

A similar proposal relating to political contributions was submitted by the Proponent to a number of companies during the 2010 proxy season that was determined to be excludable as vague and misleading. That version of the proposal included general terms, such as "grassroots lobbying communications," without defining them other than by reference to relevant tax statutes and regulations. The Staff permitted the exclusion of these earlier proposals under Rule 14a-8(i)(3), because key terms were not defined. For example, in *JPMorgan Chase & Co.* (Mar. 5, 2010, *recon. denied* Mar. 26, 2010), the excludable proposal requested disclosure of, among other things, the Company's "political contributions and expenditures not deductible under section 162(e)(1)(B) of the Internal Revenue Code," and [p]ayments . . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911.2." The company successfully argued that the failure to define key terms (other than by reference to statutes and regulations) rendered the proposal inherently vague and misleading. *See also AT&T Inc.* (Feb. 16, 2010, *recon. denied* Mar. 2, 2010).

In the instant case, the Proponent again did not define the general terms used in the Proposal and did not provide any guidance on how the terms should be interpreted. Further, the Proposal includes no reference to relevant statutory terms and regulations, and thus the Company and its shareholders can only assume that the Proponent was intending to invoke the Internal Revenue Code. As was the case in the JPMorgan Chase and AT&T proposals described above, there is nothing that provides meaning to the general terms used in the Proposal.

We note that the language of Item 2 of the Proposal appears to come from Section 162(e)(1)(B) of the Internal Revenue Code, which relates to the deductibility of business expenses. Assuming this is the case, merely putting this general language from the Internal Revenue Code in the Proposal does not give the Company or its shareholders a basis for understanding the scope of the Proposal when such language is completely decoupled from the statutory and regulatory context and related guidance. In order to interpret the scope of the broad language of the Proposal, a company would need to look to the detailed guidance included in implementing recommendations for Section 162 of the Internal Revenue Code, though it's not clear whether this is what the Proponent intends. Certainly, other shareholders may have a variety of interpretations as to what it means to "attempt to influence" the general public and what a "segment" of the general public is, and should not be expected to look outside the Proposal in order to give meaning to these broad, undefined terms. For example, a "segment" of the general public could encompass any demographic—from location to religion to race.

The difficulty of interpreting and applying the language of the Proposal on its face is highlighted by the fact that the Internal Revenue Service has issued many complex and detailed regulations to implement language included in Section 162 of the Internal Revenue Code. As an example, the Proposal asks for a quantification of the Company's political expenditures that fit the description in the Proposal. The Proposal states that such disclosure should include "monetary" and "non-monetary" expenditures, but does not otherwise provide guidance on what counts as an "expenditure". The Internal Revenue Service has provided significant interpretive guidance as to what could qualify as a political expenditure for purposes of the statute. *See e.g., IRS Regulation 1.162-20* and *1.162-28.*

The Internal Revenue Service has determined that significant interpretive guidance is necessary in order to give shape to the language of the Internal Revenue Code. It is equally true that the Proposal, which has general terms, is not susceptible to clear interpretation. Shareholders voting on the Proposal would likely have a variety of assumptions about how the matters referred to above would be treated under the Proposal.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2011 Proxy Materials on the basis that the Proposal is inherently vague and misleading.

******

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact Gregory K. Palm (212-902-4762) or the undersigned (212-357-1584). Thank you for your attention to this matter.

Very truly yours,

Beverly O'Toole

Beverly L. O'Toole

Attachment

cc: Adam Kanzer, Domini Social Investments (akanzer@domini.com) (w/attachment)

EXHIBIT A


Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

John Rogers
DEC - 8 2010
Received

December 7, 2010

John F.W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Via United Parcel Service

Re: Shareholder Proposal Regarding Corporate Political Contributions

Dear Mr. Rogers:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund.

As you know, for the past two years we have been the sponsor of a shareholder proposal seeking to establish greater transparency and accountability for Goldman Sachs' political spending.

More than half of the S&P 100 has committed to adopting the model of political transparency and accountability we are seeking. The Conference Board recently issued a Handbook on Corporate Political Activity[1] that thoroughly addresses the risks of unaccountable corporate political spending, and commends full transparency as a best practice.

We commend the company for adopting a policy to avoid making political contributions from the corporate treasury, and to prohibit the use of corporate funds for electioneering communications. The company has determined that these activities are not in Goldman's best interests. We therefore remain concerned that without a system of transparency and accountability covering Goldman's payments to trade associations and other tax exempt entities, Goldman's funds will be used indirectly for these purposes. Unaccountable political spending through conduits, including trade associations, exposes corporate funders to reputational risks, when these activities result in scandals or support unsound public policy measures, and operational risks when these entities succeed in achieving policy ends that are not consistent with their funders' interests.

Indirect political spending presents all of the same risks that led Goldman Sachs to adopt policies prohibiting direct political spending. In fact, these risks may be greater, because the company exercises no control over how these organizations spend its money.

[1] Available at *http://www.conference-board.org/publications/publicationdetail.cfm?publicationid=1867*. I have provided Dane Holmes with a pdf copy of the Handbook.

532 Broadway, 9th Floor | New York, NY 10012-3939 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor



We therefore continue to seek full transparency of Goldman Sachs' political spending through trade associations and other tax-exempt entities. We have had a number of conversations with Dane Holmes about this request, and our request that the company clarify its policy on independent expenditures. We look forward to continuing these discussions, and hope that we will be able to reach an agreement that would allow us to withdraw our proposal prior to the printing of the company's proxy statement.

I am submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Goldman Sachs shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A representative of Domini will present the proposal at the annual meeting. A letter verifying our ownership of Goldman Sachs shares from State Street Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover.

I can be reached at (212) 217-1027 and at *akanzer@domini.com* if you would like to discuss this matter further.

Sincerely,

Adam Kanzer
General Counsel

cc: Mr. Dane Holmes, Director of Investor Relations (by email)

Encl.



Political Contributions Report

Resolved, that the shareholders of Goldman Sachs ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for expenditures made with corporate funds to trade associations and other tax-exempt entities that are used for political purposes ("indirect" political contributions or expenditures).

2. Indirect monetary and non-monetary expenditures used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda.

   The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Supporting Statement: As long-term shareholders of Goldman Sachs, we support transparency and accountability in corporate political spending. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of the company and its shareholders, and may pose risks to both.

Goldman Sachs adopted a policy prohibiting the use of corporate funds for political contributions and electioneering communications. Indirect political spending, however, presents the same risks that led Goldman Sachs to adopt policies prohibiting direct political spending. In fact, these risks may be greater, because the company exercises no control over how these organizations spend its money.

Without disclosure, trade associations and other tax exempt entities often engage in political activities without the knowledge of their corporate funders, and without any oversight. They are free to use corporate funds as they see fit, and potentially at odds with their corporate funders' policies, practices and interests. The proposal therefore asks the Company to disclose all of its payments to trade associations and other tax exempt organizations used for political purposes. More than half of the S&P 100 has committed to adopting the model of political transparency and accountability we are seeking, including Microsoft, American Express and Merck.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical corporate governance reform.

200 West Street | New York, New York 10282-2198
Tel: 212-357-1584 | Fax: 212-346-3588 | e-mail: beverly.otoole@gs.com

Beverly L. O' Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 21, 2010

Via UPS Overnight

Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939
Attn: Adam Kanzer

Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Mr. Kanzer:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the shareholder proposal submitted to Goldman Sachs by Domini Social Investments (the "Proponent"), which was dated December 7, 2010 and received by us on December 8, 2010. Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted.

Goldman Sachs' stock records do not indicate that the Proponent is the record owner of any shares of common stock. You did not submit to Goldman Sachs any proof of the Proponent's ownership as of December 7, 2010, the submission date. For this reason, we believe that the proposal may be excluded from our proxy statement for our upcoming 2011 annual meeting of shareholders unless this deficiency is cured within 14 calendar days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of ownership of the requisite number of shares of Goldman Sachs common stock as of December 7, 2010, the date the proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of December 7, 2010, the Proponent continuously held the requisite number of shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level and a written statement that the Proponent continuously held the requisite number of shares for the one-year period.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached a copy of Rule 14a-8 to this letter for your reference.

If you have any questions with respect to the foregoing, please contact me at (212) 357-1584. You may send any response to me at the address on the letterhead of this letter, by e-mail to beverly.otoole@gs.com or by facsimile to (212) 428-9103.

Very truly yours,

Beverly O'Toole

Beverly L. O'Toole
Assistant Secretary

(§ 229.901(c) of this chapter) that involves an entity with securities registered pursuant to Section 12 of the Act (15 U.S.C. 78l); or

(iii) A roll-up transaction as defined in Item 901(c) of Regulation S-K (§ 229.901(c) of this chapter) that involves a limited partnership, unless the transaction involves only:

(A) Partnerships whose investors will receive new securities or securities in another entity that are not reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act (15 U.S.C. 78k-1); or

(B) Partnerships whose investors' securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act (15 U.S.C. 78k-1).

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A-7 When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a–8 and provide you with a copy under Question 10 below, § 240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact

From:	O'Toole, Beverly L [Legal]
To:	"akanzer@domini.com"
Subject:	The Goldman Sachs Group, Inc.
Date:	Wednesday, December 22, 2010 5:04:05 PM
Attachments:	Ltr from BOT to Domini Investments (12-21).pdf

Below is a copy of the letter that was sent by UPS Overnight yesterday.

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Wednesday, December 22, 2010 6:00 PM
To: O'Toole, Beverly L [Legal]
Cc: Holmes, Dane
Subject: RE: The Goldman Sachs Group, Inc.

Dear Beverly -

I have been trying to email or fax you the attached today. Your emails bounced back, and the fax line was busy. Please confirm whether you receive this. Thank you.

Adam

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

akanzer@domini.com | www.domini.com
532 Broadway, 9th Floor | New York, NY 10012-3939
Direct: 212-217-1027 | Main: 212-217-1100 | Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

Domini on Facebook: facebook.com/dominifunds
Follow us on Twitter: twitter.com/dominifunds

From: O'Toole, Beverly L [Legal] [mailto:Beverly.OToole@gs.com]

Sent: Wednesday, December 22, 2010 5:04 PM
To: Adam Kanzer
Subject: The Goldman Sachs Group, Inc.

Below is a copy of the letter that was sent by UPS Overnight yesterday.

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103



State Street Corporation
200 Clarendon Street
Boston, MA 02116

December 22, 2010

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of Goldman Sachs Group Inc. for more than one year in account 997 at the Depository Trust Company. As of December 7, 2010, State Street held 11,194 shares, 11,194 of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
Goldman Sachs Group Inc.	11,194	11,194

If you have any questions or need additional information, please contact me at 617-937-8250.

Sincerely,

Michael Cassista
Account Manager
State Street Bank & Trust

Limited Access

From: O'Toole, Beverly L [Legal]
To: 'akanzer@domini.com' <akanzer@domini.com>
Cc: Holmes, Dane
Sent: Wed Dec 22 18:23:42 2010
Subject: Re: The Goldman Sachs Group, Inc.

I have just received it. Thanks.

From: Adam Kanzer <akanzer@domini.com>
To: O'Toole, Beverly L [Legal]
Cc: Holmes, Dane
Sent: Wed Dec 22 18:00:19 2010
Subject: RE: The Goldman Sachs Group, Inc.

Dear Beverly -

I have been trying to email or fax you the attached today. Your emails bounced back, and the fax line was busy. Please confirm whether you receive this. Thank you.

Adam

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

akanzer@domini.com | www.domini.com
532 Broadway, 9th Floor | New York, NY 10012-3939
Direct: 212-217-1027 | Main: 212-217-1100 | Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

Domini on Facebook: facebook.com/dominifunds
Follow us on Twitter: twitter.com/dominifunds

From: O'Toole, Beverly L [Legal] [mailto:Beverly.OToole@gs.com]
Sent: Wednesday, December 22, 2010 5:04 PM
To: Adam Kanzer
Subject: The Goldman Sachs Group, Inc.

Below is a copy of the letter that was sent by UPS Overnight yesterday.

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103